Exhibit 99.1

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SIGNET | The world's largest speciality retail jeweller

KAY JEWELERS
JARED
The Galleria Of Jewelry
H.SAMUEL
Ernest Jones

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One business, two markets

Signet Group plc is the world’s largest speciality retail jeweller with operations in the US and the UK and focuses on the middle market jewellery sector.

US		UK

•	Total sales £1,116.2m	•	Total sales £501.0m

•	69% of annual Group sales	•	31% of annual Group sales

•	1,103 stores	•	604 stores

•	3.5% share of $54 billion market	•	17% share of £3.5 billion market

•	Number two in speciality market	•	Market leader

•	Strategy is to gain further market share by focusing on proven competitive strengths and to increase space by 6% - 8% per annum, with potential to double US space in ten years.	•	Strategy is to increase store productivity by lifting the average transaction value, predominantly through greater diamond participation.

At 31 January 2004

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Competitive strengths

Merchandising for superior value
The Group’s capability to direct source loose polished diamonds provides better value to the customer. Signet’s large scale operations position it as an ideal partner for suppliers and enable the Group to invest effectively in the training of buying and merchandising staff, to test market acceptance of new products and to optimise inventory by analysing consumer response to the merchandise selection.

Uncompromising customer service
The quality of customer service influences the consumer’s jewellery purchasing decisions. Selling diamonds requires staff to be well versed in sales techniques and product knowledge. Signet invests in the continual development of its specialised training programmes, and its size allows it to leverage resources and systems.

Increasing brand awareness
Signet has some of the best recognised names in its sector in both markets, supported by a marketing mix of television, radio, catalogues and point of sale materials. In the US, national television advertising is the most cost effective way to attract customers. Kay is one of a very limited number of US speciality jewellers using national TV advertising, and Jared is also expected to reach the critical mass to consider it within the next two years. In 2003 television advertising for both UK brands was tested and will be extended in 2004.

High quality real estate
Location and interior design are central to a store’s success, and strict criteria are applied to continuing investment in real estate. 60% of US stores are new or have been refurbished in an updated format over the last five years. In the UK a more open format designed to allow better interaction with the customer is being rolled out, initially in H.Samuel.

Contents

2	2003/04 Group highlights

3	Chairman’s statement

4	Group Chief Executive’s review

6	US operating review

12	UK operating review

16	Financial review

17	Summary Financial Statement:

17	Statement of the Independent Auditor

18	Consolidated profit and loss account

18	Summary consolidated balance sheet

19	Summary consolidated cash flow statement

19	Segment information

20	Summary directors’ report

21	Summary directors’ remuneration report

27	Shareholder information

28	Impact of constant exchange rates

29	Five year financial summary

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2003/04 Group highlights

		reported	at constant
		basis	exchange rates(1)
•	Sales: £1,617.2m	up 0.6%	up 7.3%
•	Operating profit: £222.3m	up 3.9%(2)	up 11.2%
•	Profit before tax: £211.9m	up 6.0%(2)	up 13.0%
•	Earnings per share: 8.0p	up 6.7%(2)	up 12.7%
•	Dividend per share: 2.501p	up 18.5%
•	Return on capital employed up from 24.1%(2) to 24.8%
•	Gearing down from 20.7%(2) to 11.0%

(1)	See page 28 for reconciliation to Generally Accepted Accounting Principles figures.
(2)	1999/00 to 2002/03 restated for the implementation of FRS 17 – ‘Retirement Benefits’.
(3)	53 week year.

2	Signet Group plc Annual Review and Summary Financial Statement year ended 31 January 2004

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Chairman’s statement

Signet reports

Record profits

James McAdam
Chairman

Results
In the year to 31 January 2004 the Group continued to build on its well established growth record. On a reported basis profit before tax rose to £211.9 million (2002/03: £199.9 million restated for FRS 17 -‘Retirement Benefits’) reflecting an underlying increase of 13.0% at constant exchange rates. Earnings per share were 8.0p (2002/03: 7.5p restated), up 6.7% on a reported basis and 12.7% at constant exchange rates. Like for like sales advanced by 4.9% with total sales at £1,617.2 million (2002/03: £1,608.0 million), up 7.3% at constant exchange rates.

The strong underlying performance of the Group and the proven success of its strategies should not be obscured by the effect of the significant weakening in the average US dollar exchange rate from $1.53/£1 to $1.68/£1. This adversely impacted the translation of the US division’s sales and operating profit into pounds sterling, thereby depressing Group results as reported.

In 2003/04 the US started well with a strong performance during the Valentine’s Day period. However trading during the rest of the first half was adversely affected by the Iraq War. The second half year saw a marked improvement in the retail environment culminating in a particularly strong outcome in the fourth quarter, when like for like sales rose by 7.2%. The division again outperformed the speciality jewellery sector and gained further market share.

The UK business similarly had a good start to the year but was also affected by the geo-political situation in the first half. The division consistently outperformed the general retail sector and enjoyed an excellent Christmas season when like for like sales increased by 6.7%. Ernest Jones continued to outperform with like for like sales for the year up 8.4%.

The Group invested £109.8 million in fixed and working capital during the year. The cash inflow was £42.7 million (2002/03: £33.7 million) and net debt fell to £79.9 million at the year end (1 February 2003:

£140.1 million). £17.5 million of the improvement was accounted for by exchange translation. Gearing (net debt to shareholders’ funds) at 31 January 2004 was 11.0% (1 February 2003: 20.7% restated).

Dividend
The Board is pleased to recommend a 20.0% increase in the final dividend to 2.16p per share (2002/03: 1.80p), the total for the year being 2.501p per share (2002/03: 2.11p). (See page 27 regarding dividends to US holders of ordinary shares and ADSs.) The dividend cover is 3.2 times (2002/03: 3.6 times). Future dividend policy will continue to take into account earnings, cash flow, gearing and the needs of the business.

People
I would like to thank management and staff for their invaluable contribution to the Group’s success during the past year.

Dale Hilpert joined the Group as a non-executive director in September 2003 and was appointed to the Audit Committee in January 2004. He has wide experience of US retailing and I am sure will make a significant contribution.

Lee Abraham, who joined the Group in 1994 as a non-executive director, retired in January 2004. On behalf of the Board I thank him for his invaluable contribution during his tenure of office and wish him a long and happy retirement.

Current trading
The Group has had a very encouraging start to the current year, including a particularly strong performance over the Valentine’s Day period. However account must be taken of soft sales comparatives in the early part of last year and the present weakness of the US dollar.

James McAdam, Chairman, 24 March 2004

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Group Chief Executive’s review

Building

competitive strengths

Terry Burman
Group Chief Executive

Group like for like
sales growth (%)

5 year c.a.g.r. of 5.8%

Group operating profit(1)
(£m)

5 year c.a.g.r. of 17.1%

(1)	1999/00 to 2002/03 restated for the implementation of FRS 17 - ‘Retirement Benefits’.
(2)	53 week year

Group
Group operating profit rose to £222.3 million from £213.9 million (restated), an increase of 11.2% at constant exchange rates (3.9% on a reported basis). The operating margin increased to 13.7% (2002/03: 13.3% restated), and the return on capital employed was 24.8% (2002/03: 24.1% restated).

US division
At constant exchange rates the US division’s operating profit rose 7.1% but, on a reported basis, the weaker US dollar resulted in a 2.4% decline to £151.4 million (2002/03: £155.2 million). The compound annual growth in reported operating profit during the last five years has been 14.3%. The continued introduction of well tested initiatives in all areas have enabled the business to build further on its competitive strengths.

In 2003/04 like for like sales rose by 4.6% and total dollar sales by 8.0%. Over the last five years like for like sales have increased at a compound annual growth rate of 5.5% and total dollar sales by 12.1%. Underpinning this has been the strong performance by both mall stores and Jared, the Group’s off-mall destination concept, which now accounts for over 15% of the US division’s sales. Jared is still relatively immature and should make an increasing contribution to the like for like sales growth in the future.

Selling space has increased over the last five years by some 66% (including the acquisition of 137 Marks & Morgan stores in 2000/01), with just over half accounted for by Jared. In 2003/04 space rose by 7%. This year growth is expected to be some 8%, the majority again being attributed to Jared. The longer term target is for space to increase by 6% – 8% per annum and this would result in an approximate doubling of US space over a ten year period.

The US division’s market share of the speciality jewellery sector has increased to some 7.0% (2002/03: circa 6.9%) and there are further opportunities for growth. Supply chain efficiencies continue to be identified enabling the division to offer consumers better value than that provided by our main competitors. Training and motivation of staff remain central to achieving superior customer service and therefore resources devoted to staff development continue to be increased. Kay national television advertising continues to be increased and within two years Jared is expected to have sufficient scale to use this medium. Increasing like for like sales and additional space will provide the opportunity to leverage both central overhead costs and marketing expenditure, benefiting results as well as reinforcing the division’s competitive position.

UK division
The UK business achieved an increase of 18.4% in operating profit and 5.5% in like for like sales. Over the last five years compound annual growth in operating profit was 19.9% and 6.7% in like for like sales.

The UK strategy of driving sales by increasing the average transaction value, predominantly through greater diamond participation continues to prove successful. Diamond jewellery now accounts for 26% of the division’s sales mix compared with 18% in 1998/99. During that period diamond sales grew 50% faster than the UK diamond market. Further major initiatives to support this strategy are at an early stage of implementation. When developing such initiatives the UK business benefits from its ability to draw on the US division’s best practices particularly in the selling of diamonds. For example the new store format, which is based on US experience, enables greater interaction between the salesperson and the customer. The concept was implemented in a further 35 locations (24 H.Samuel and 11 Ernest Jones) in 2003/04, bringing the total to just under 10% of the portfolio. The performance of the refurbished stores continues to be encouraging and the increase in diamond sales is significant. It is intended to roll out the new design across the store base as part of the normal investment cycle.

Terry Burman, Group Chief Executive, 24 March 2004

4     Signet Group plc  Annual Review and Summary Financial Statement year ended 31 January 2004

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Market drivers Jewellery symbolises romance and appreciation and is also worn as a fashion accessory. The majority of jewellery purchases are for bridal or gift giving occasions.

Sector growth and consolidation

US jewellery sales have increased at a compound annual growth rate of 4.7% over the last ten years, and in the UK the growth is estimated to have been 4.0% per annum. Factors contributing to this are the rise in disposable incomes, greater numbers of women in the work force and the increasing popularity of diamond jewellery. Consolidation in both markets has been continuous with the number of speciality retail jewellers steadily declining over time.

Bridal merchandise

For Signet over 40% of US sales and over 16% of UK sales are in the bridal category which comprises engagement rings, wedding bands and anniversary jewellery. Diamonds are a major part of all these ranges. Bridal category purchases are made year round, year in and year out.

Gift giving

Jewellery is purchased for birthdays and special occasions as well as for Christmas, Valentine’s Day and Mother’s Day, events which provide a strong focal point for marketing activities, particularly TV advertising. While the average gift giving transaction value is lower than for the bridal category, the number of transactions is higher.

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US operating review

The quality of customer service
is a critical factor behind the
strong performance

The US business accounted for 69% of sales. Details of the US division’s performance are set out below:

					Like
					for like
	2003/04	2002/03	Change		change

	£m	£m	%		%

Sales	1,116.2	1,134.4	–1.6	(1)	+4.6
Operating profit	151.4	155.2	–2.4	(2)
Operating margin	13.6%	13.7%
ROCE	20.5%	21.5%

(1)	At constant exchange rates US total sales increased by 8.0%.
(2)	At constant exchange rates US operating profit increased by 7.1%.

The operating margin was broadly in line with last year, reflecting leverage of like for like sales growth which has largely compensated for the adverse impact of an increase in immature store space and the slightly lower gross margin. The gross margin movement reflects the impact of the anticipated changes in sales mix and the increase in gold prices offset by a range of management initiatives. A similar movement in gross margin is anticipated in 2004/05. The proportion of sales through the in-house credit card was broadly similar at 49.3% (2002/03: 49.5%). The bad debt charge was at the bottom of the range of the last eight years at 2.8% of total sales (2002/03: 3.0%).

The quality of customer service continued to be a critical factor behind the strong performance, particularly in the fourth quarter. The number of staff benefiting from the central training programmes increased, and in-store training was also expanded. Increased store productivity was achieved through the multi-year programme aimed at reducing and simplifying in-store administrative functions.

In mall stores the successful development of major merchandising programmes such as the Leo Diamond® range, three-stone jewellery and solitaire diamonds continued; new initiatives included the “right hand ring” and fashion products featuring gold and multi-colour gemstones; these

6     Signet Group plc  Annual Review and Summary Financial Statement year ended 31 January 2004

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The three-stone diamond range has been successfully developed with strong advertising support.	Staff are trained to explain and demonstrate the quality of the merchandise.	Growth in Jared watch sales drives footfall.

will be further expanded in 2004/05. In Jared the development of the Leo Diamond range and luxury watches including Rolex, Tag Heuer and Omega continued to prove successful; new product tests of branded and designer merchandise such as Hearts On Fire Diamonds and Scott Kay jewellery were encouraging. The Leo Diamond is exclusive to Signet in both the US and the UK. It has a patented cut resulting in greater brilliance than a conventionally cut diamond of equal quality. The capability to direct source loose diamonds and to utilise contract manufacturing for some 55% of the diamond jewellery merchandise remains a significant competitive advantage across the division. Initiatives to increase further the efficiency of the supply chain are being explored.

Television advertising was further expanded and Kay impressions were increased by 7% over the Christmas period, with the Leo Diamond range featured strongly. Both research and customer feedback about the advertising theme “Every kiss begins with Kay” continued to be very positive. Television advertising for Jared was expanded from ten markets to 22 markets, covering about 75% of its sales, and this was reflected in the strong sales performance. The annual gross marketing spend amounted to 6.4% of sales (2002/03: 6.4%).

Jared now has sales of over $300 million and a portfolio of 79 stores, equivalent in space terms to about 340 mall stores. The Jared concept is the primary vehicle for US space growth and in the period a further 12 stores were opened. The chain is still relatively immature with some 45% of stores opened in the last 30 months. The 15 Jared stores that have reached maturity in aggregate achieved the target level of sales and store contribution (set at the time of investment) in their fifth year of trading. During 2004/05 it is intended to increase the level of central support so that openings in future years can be increased to 15 – 20 stores per annum.

In 2003/04 total fixed and working capital investment in the US business was $138.3 million (2002/03: $146.6 million). The increase in space of 7% by the year end was as planned, including the trial of ten Kay stores in off-mall locations. This test showed some encouraging results and will be extended to ten additional sites in 2004/05. The programme of refurbishment and relocation further enhanced the quality of the store portfolio.

Recent investment in the store portfolio is set out below:

	Number of stores
	2003/04	2002/03	2001/02

Store refurbishments and relocations	61	71	91
New mall stores	47	36	41
New off-mall stores
– Jared stores	12	12	12
– Kay off-mall stores	10	–	–

Fixed capital expenditure	$42m	$38m	$51m
Total investment(1)	$98m	$92m	$96m

(1)	Fixed and working capital investment in new space and refurbishments/relocations.

The change in store numbers by chain is shown in the following table:

	Total	Kay		Regional	Jared

1 February 2003	1,050	676		307	67
Openings	69	49	(1)	8	12
Closures	(16)	(8)		(8)	–

31 January 2004	1,103	717	(1)	307	79

(1)	Includes ten off-mall stores.

In 2004/05 it is planned to continue with the consistent programme of real estate investment, with the refurbishment or relocation of approximately 90 stores and an increase in selling space of about 8%. A further 15 new Jared stores are expected to account for some two-thirds of the increase, the remainder comprising up to 25 net mall store openings and the additional ten Kay

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US operating review (continued)

Growing well-known

Brands

stores in off-mall locations. Total US capital expenditure is expected to be some $80 – $85 million in 2004/05.

Total US jewellery sales, including watches and fashion jewellery, were $54 billion in 2003 (2002: $51 billion). Total US jewellery market sales have risen at a compound annual growth rate of 5.8% over the last 20 years. In 2003 the market grew by about 6%. Signet has an approximate 3.5% share of the total US jewellery market. Management believes that major contributors to the relatively steady market growth include the bridal, fashion accessory and gift giving nature of the majority of US jewellery sales to the middle mass market.

20 year c.a.g.r. of 5.8%

Source: US Department of Commerce

The US speciality retail jewellery market is approximately $27 billion (2002: $25 billion), of which Signet has some 7.0% share. Speciality retail jewellery sales have risen at a compound annual growth rate of 4.5% from 1998 to 2003, outperforming other comparable sectors, and over the last three more challenging years performing in line with the general retail sector. Over the same period Signet’s total US sales (excluding the acquisition of Marks & Morgan) rose at a compound annual growth rate of 10.3%. The longer term outlook for jewellery sales is encouraging given the growth in disposable income and the increasing number of women in the work force.

Management attributes the success of the US division to a range of competitive advantages in merchandising, store operations, marketing and real estate. These are reflected in the average sales per store and operating profit margin, both of which are higher than that of other quoted mid-market mall-based speciality retail jewellers.

Signet’s US stores offer a selection of jewellery lines at popular price points with an emphasis on diamond jewellery, which accounts for some 70% of merchandise sales. In 2003/04 the average retail price of all merchandise sold was approximately $288 (2002/03: $267).

Signet conducts its US retail operations through three marketing divisions: Kay, regional chains and Jared. Kay and the regional chains are predominantly located in regional and super-regional enclosed malls, with approximately 75% of the stores being in prime locations. The average mall store contains approximately 1,154 square feet of selling space and 1,442 square feet of total space.

8     Signet Group plc  Annual Review and Summary Financial Statement year ended 31 January 2004

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The “right hand ring” was a new product initiative tested in 2003/04.	Programmes to expand the watch category in Jared and mall stores are being developed.	Diamond jewellery accounts for some 70% of US sales.

Kay
The development of Kay as a nationwide chain is an important element of the US growth strategy. With 717 primarily mall stores in 50 states at 31 January 2004 (1 February 2003: 676 stores), Kay has the potential to expand to over 900 mall stores and is testing an off-mall concept which, if successful, will provide opportunity for additional expansion. Kay targets the middle income consumer. The average retail price of merchandise sold in the Kay chain during 2003/04 was $257 (2002/03: $242) and average sales per Kay store were $1,548,000 (2002/03: $1,490,000).

Regional chains
Signet also operates US mall stores under a variety of established regional trade names. The leading brands include JB Robinson Jewellers, Marks & Morgan Jewellers and Belden Jewellers. At 31 January 2004 307 regional stores operated in 31 states (1 February 2003: 307 stores). The average retail price of merchandise sold in the regional chains during 2003/04 was $281 (2002/03: $265). The average sales per store in the regional chains were $1,550,000 (2002/03: $1,558,000).

Jared
Jared is the leading off-mall destination speciality retail jewellery chain in its sector of the market. Its main competitors are independent operators, with the next largest chain having 22 stores. If Jared were a stand-alone operation it would be the seventh largest US speciality jewellery company by sales.

An important advantage of a destination store is that the potential customer visits the store with the intention of making a jewellery purchase, whereas in a mall there is a greater possibility of the intended spend being diverted to non-jewellery purchases.

The chain enjoys a number of competitive advantages, including leveraging the division’s established infrastructure, access to a pool of experienced store management, and availability of capital required to grow the brand.

There were 79 Jared stores at 31 January 2004 (1 February 2003: 67 stores). The average retail price of merchandise sold in Jared stores during 2003/04 was $586 (2002/03: $558). The average sales per Jared store were $4,603,000 (2002/03: $4,310,000).

Management believes that the Jared concept has considerable growth potential and over 100 suitable markets have been identified for future expansion, with many of these markets able to support multiple locations. Accordingly, in the longer term, the chain has the potential to expand nationwide to over 200 stores, generating annual sales of over $1 billion based on the current performance of existing Jared stores.

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US operating review (continued)

Kay Jewelers

•	717 stores generating sales of over $1 billion

•	More Certified Diamontologists than any other jeweller

•	National network television advertising driving brand name recognition

Kay television advertising spend has doubled since 1999.

Kay Jewelers was a major contributor to the 4.6% like for like sales growth for the US division in 2003/04 and its consistently strong performance reflects the quality of the merchandising, staff and advertising.

The direct sourcing of loose polished diamonds enables Kay to offer better value than other mall-based jewellers, and this is communicated to customers by the well trained staff.

During 2003/04 a record number of Kay staff completed courses at Signet’s central training facility, which complement extensive store based training programmes. A central facility to recruit store staff was also established.

Approximately 60% of Kay’s full-time staff in the US who have completed their probationary period are Certified Diamontologists or are training to become certified.

The number of Kay television advertising impressions increased by 7% during the 2003 Christmas trading period. The romance and appreciation based theme of its advertising programme continues to utilise the tag line “Every kiss begins with Kay”, which has improved name recognition of the chain.

10     Signet Group plc  Annual Review and Summary Financial Statement year ended 31 January 2004

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Jared The Galleria Of Jewelry

•	Sales of over $300 million from 79 stores

•	Superior product selection and customer service

•	Potential for over 200 stores, generating sales in excess of $1 billion

Jared is the leading US off-mall destination speciality retail jewellery chain.

A typical Jared store occupies some 5,900 square feet, over four times the square footage of a Signet US mall store. Its size permits significantly expanded product ranges and enhanced customer services, including in-store repair and custom design facilities. A private viewing room is available for customers when required. There are also complimentary refreshments and a children’s play area.

Jared targets an underserved sector at the upper end of the middle market and the customer profile is of a more mature, higher income individual than that of Signet’s US mall stores.

The luxury watch category and an expanded range of branded jewellery are being successfully developed in Jared.

Regional television advertising was tested in ten markets for Jared in 2002/03 and in 22 markets during Christmas 2003, accounting for about 75% of its sales. It is anticipated that within two years Jared will implement a national television advertising programme allowing it to increase the leverage of its marketing expenditure and enter major new markets.

The Jared concept has been carefully developed since 1993 and the rollout phase began in 1999. At 31 January 2004 some 45% of the Jared stores had been open for less than 30 months and only 15 had been open for more than five years.

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UK operating review

Making existing space

work harder

Details of the UK division’s performance are set out below:

				Like for like change
	2003/04	2002/03(1)	Change

	£m	£m	%	%

Sales
H.Samuel	285.8	279.1	+2.4	+3.5
Ernest Jones	209.4	188.0	+11.4	+8.4
Other	5.8	6.5

Total	501.0	473.6	+5.8	+5.5

Operating profit	76.6	64.7	+18.4
Operating margin	15.3%	13.7%
ROCE	47.1%	41.2%

(1) Restated for the implementation of FRS 17 – ‘Retirement Benefits’ .

The gross margin rate was ahead of last year, which together with increased store productivity contributed to the improved operating margin and ROCE. H.Samuel average sales per store rose by 4.4% to £707,000 (2002/03: £677,000) and Ernest Jones (including Leslie Davis) by 6.9% to £1,101,000 (2002/03: £1,030,000).

Diamond assortments were further enhanced; three-stone jewellery performed well, the Leo Diamond range was expanded in Ernest Jones and the number of H.Samuel stores stocking the Forever Diamond increased from 50 to 120. Diamond sales continued to achieve an above average increase and outpaced the growth in the UK diamond market; they now account for 26% of the division’s sales mix (19% in H.Samuel and 36% in Ernest Jones). This represents an increase in diamond sales of nearly 100% since 1998/99 when the present strategy was launched.

The quality of customer service, as monitored by a mystery shopper programme, continues to improve and is critical to success in selling diamonds. Training systems were further improved with the implementation of a progressive multi-year programme which has drawn on the experience of the US division and nearly all UK staff were involved in this programme in 2003/04.

Further steps were taken to simplify and reduce administrative tasks being carried out in the stores.

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Watches account for 26% of UK merchandise sales.	In the UK the Leo Diamond is available exclusively in Ernest Jones.	Diamond jewellery now accounts for 26% of UK merchandise sales.

Additional improvements took place in the design and distribution of catalogues. While they presently remain the major marketing support, television advertising was tested for both H.Samuel and Ernest Jones and will be further developed in 2004/05.

In 2003/04 total fixed and working capital investment in the UK business was £27.5 million (2002/03: £25.5 million). Ernest Jones saw five openings and 11 H.Samuel stores were closed. A similar pattern of store openings and closures is planned for 2004/05. It is intended to refurbish up to 80 stores in the new store format during 2004/05, and a similar number the following year. Primarily as a result of the increased programme of refurbishment, total capital expenditure in the UK is expected to increase from £18 million to some £30 – £35 million in 2004/05.

Recent investment in the store portfolio is set out below:

	2003/04	2002/03	2001/02

Store refurbishments
and relocations	32	42	93
New H.Samuel stores	–	4	10
New Ernest Jones stores	5	8	9

Fixed capital investment	£13m	£14m	£15m

The UK retail jewellery industry is very fragmented and competitive, with a substantial number of independent speciality jewellery retailers; management believes there are approximately 7,000 outlets in the UK.

The division’s competitive advantages include its strong, well established brand names; the national coverage of the chains; the prime locations of stores; economies of scale in buying, marketing, training and central administration; and the capacity to contract with manufacturers to assemble products utilising directly sourced loose polished diamonds and gold, thereby delivering better value to the customer. The UK business also enjoys a competitive advantage due to its close relationship with Signet’s US operations. Synergies are gained by sharing knowledge in merchandising, marketing, operations, best practice procedures and systems.

H.Samuel
The principal products in the H.Samuel merchandise mix are gold and silver jewellery (37%), watches (23%), diamond jewellery (19%) and gifts (14%).

H.Samuel store data
	2003/04	2002/03	2001/02

Number of stores
Opened during year	–	4	10
Closed during year	(11)	(8)	(16)
Open at end of year	407	418	422
Percentage increase in
like for like sales	3.5%	2.6%	6.4%

Average retail price of
items sold(1)	£35	£33	£31

Average sales per store in
thousands (excluding VAT)(2)	£707	£677	£667

(1) Excluding accessories, repairs and warranties.
(2) Including only stores operated for the full financial year.

Ernest Jones
The Ernest Jones merchandise mix includes diamond jewellery (36%), watches (31%), gold and silver jewellery (26%) and gifts (3%).

Ernest Jones store data(1)
	2003/04	2002/03	2001/02

Number of stores
Opened during year	5	8	9
Closed during year	–	–	(2)
Open at end of year	197	192	184
Percentage increase in
like for like sales	8.4%	9.4%	14.6%

Average retail price of
items sold(2)	£139	£130	£119

Average sales per store in
thousands (excluding VAT)(3)	£1,101	£1,030	£919

(1) Including Leslie Davis stores.
(2) Excluding accessories, repairs and warranties.
(3) Including only stores operated for the full financial year.

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UK operating review (continued)

H.Samuel

•	Largest UK speciality retail jeweller

•	Sales of £286 million from 407 stores

•	Major new initiatives to increase diamond sales

The performance of the new format has continued to be encouraging. The reformatted stores outperformed their peer groups and achieved a rise in both diamond sales and average retail price.

H.Samuel stores are located in virtually every medium and large retail centre and target the middle market consumer. As part of the UK programme to increase sales and store productivity by focusing on the fast growing diamond category, a new store design better suited to the sale of diamonds and fine jewellery has been developed to allow greater interaction between sales associates and customers.

The new format features open frontages which are intended to make the store more accessible and inviting to the customer, as well as improved presentation of the merchandise. The design draws on the Group’s mall store experience in the US, and for mall locations includes display cases on the frontage with the	concourse, rather than the traditional window presentation. The High Street stores have wide floor-to-ceiling windows that provide views directly into the store.

The new formats, together with improved merchandising, increased training and marketing initiatives, are designed to increase diamond sales.

Thirty-nine H.Samuel stores were trading in the new format at 31 January 2004, and their performance has continued to be encouraging. A multi-year rollout plan is being implemented as part of the normal refurbishment cycle, and it is planned to refurbish up to 75 H.Samuel stores in 2004/05.

14      Signet Group plc  Annual Review and Summary Financial Statement year ended 31 January 2004

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Ernest Jones

•	“The Diamond and Watch Specialist”

•	Sales of £209 million from 197 stores

•	A leading performer among UK retailers

Growth in diamond jewellery has been supported by improved store displays and product selection, as well as staff training and marketing.

Ernest Jones, the second largest speciality retail jewellery chain in the UK, is represented in most large retail centres and targets the upper middle market. Where market size permits the chain follows a two-site strategy, using the trade names Ernest Jones and Leslie Davis.

Like for like sales have increased at a compound annual growth rate of 11.4% over the last five years, making it one of the top performing retail formats in the UK. This performance has been driven by diamond jewellery, now accounting for 36% of sales (1998/99: 28%), and watches, accounting for 31% of sales (1998/99: 31%).

Diamond initiatives have included the development of three-stone ranges and the Leo Diamond, a certificated diamond with a patented cut and greater “brilliance”. Watches have benefited from a focus on fashion brands such as Emporio Armani and Gucci as well as the strength of traditional brands such as Rolex, Omega and Tag Heuer.

The merchandising initiatives have been supported by better customer service, with staff training and store operations being a priority. Customer interaction will be further enhanced by store refurbishment in the new format. The design is currently applied to 13 Ernest Jones stores.

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Financial review

Walker Boyd Group Finance Director

Group operating margin(1)
(%)

(1)	1999/00 to 2002/03 restated for the implementation of FRS 17 - ‘Retirement Benefits’.
(2)	53 week year

Net debt
(£m)

Operating margin and ROCE
Operating margin (operating profit to sales ratio) was 13.7% (2002/03: 13.3% restated) and ROCE was 24.8% (2002/03: 24.1% restated). Capital employed is based on the average of the monthly balance sheets and at 31 January 2004 included US in-house credit card debtors amounting to £292.6 million (1 February 2003: £299.2 million).

Group costs
Group central costs amounted to £5.7 million (2002/03: £6.0 million which included a property provision of £0.5 million.)

Net interest payable
Net interest payable and similar charges amounted to £10.4 million (2002/03: £14.0 million restated). £1.5 million of the reduction was due to exchange translation, the balance attributable to lower levels of net debt which more than offset the decrease in net interest credit on the defined benefit pension scheme.

Taxation
The charge of £74.7 million (2002/03: £70.8 million) represents an effective tax rate of 35.3% (2002/03: 35.4%). It is anticipated that the effective tax rate will be marginally below this level in 2004/05.

Liquidity and capital resources
Cash generated from operating activities increased to £203.8 million (2002/03: £182.2 million), reflecting the funding of working capital investment from the increase in operating profit. It is anticipated that in 2004/05 there will be a further increase in working capital due to planned store openings. Net financing costs of £11.0 million (2002/03: £16.5 million) and tax of £69.0 million (2002/03: £57.3 million) were paid. Cash flow before investing activities was £123.8 million (2002/03: £108.5 million).

Group capital expenditure was £50.9 million (2002/03: £49.5 million). The level of capital expenditure was some 1.3 times the depreciation charge of £39.3 million (2002/03; £36.6 million).

Capital expenditure in 2004/05 is expected to be approximately £80 million, most of which will be store related.

Equity dividends of £36.7 million (2002/03: £30.8 million) were paid.

Net debt
Net debt at 31 January 2004 was £79.9 million (1 February 2003: £140.1 million, £122.6 million restated at constant exchange rates). Group gearing (net debt to shareholders’ funds) at the year end was 11.0% (1 February 2003: 20.7%). Excluding the facility secured on the receivables, net cash at the year end was £58.0 million (1 February 2003: net cash £12.9 million).

Prior year adjustment
The Group has adopted FRS 17 – ‘Retirement Benefits’ in 2003/04. Under the market-based approach of FRS 17 there was a £6.7 million pension fund deficit at 1 February 2003 in comparison to a balance sheet asset of £19.1 million under SSAP 24. Consequently a non-cash charge of £18.1 million, net of deferred tax, has been accounted for by way of a prior year adjustment charged directly to reserves to reflect this change, representing 2.7% of shareholders’ funds at 1 February 2003.

Pensions
An actuarial valuation of the UK defined benefit pension scheme (“the Group Scheme”) was carried out at 5 April 2003. The market value of the Group Scheme’s assets at that date was £82.2 million, a deficit of £6.7 million on the Group Scheme’s accrued liabilities. As a result of the valuation the Group has recommenced contributions to the Group Scheme and in 2003/04 this amounted to £1.2 million. In 2004/05 contributions are expected to be £3.7 million. As noted above the Group has adopted FRS 17 – ‘Retirement Benefits’ and the FRS 17 valuation at 31 January 2004 showed a surplus in the Group Scheme of £1.8 million.

16     Signet Group plc  Annual Review and Summary Financial Statement year ended 31 January 2004

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Summary Financial Statement

This Summary Financial Statement is only a summary of information in the Company’s annual accounts, directors’ report and directors’ remuneration report and does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group, and of their policies and arrangements concerning directors’ remuneration as would be provided by the full Annual Report & Accounts.

Members requiring more detailed information have the right to obtain, free of charge, a copy of the 2004 Annual Report & Accounts by contacting the Registrar, the US Depositary or the Company Secretary at the respective addresses shown on page 27.

Members wishing to receive the full Annual Report & Accounts for all future financial years may do so by contacting the Registrar at the address on page 27.

The auditor’s report on the 2004 Annual Accounts and the audited part of the directors’ remuneration report was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

The Annual Review and Summary Financial Statement were approved by the Board of Directors on 24 March 2004 and were signed on its behalf by:

James McAdam Director
Walker Boyd Director

Cautionary statement regarding forward-looking statements
The Company desires to take advantage of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the forward-looking statements about its financial performance and objectives in this Annual Review and Summary Financial Statement.

Statement of the Independent Auditor

to the members of Signet Group plc pursuant to Section 251 of the Companies Act 1985

We have examined the Summary Financial Statement set out on pages 18 to 26.

This statement is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and independent auditors
The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review and the Summary Financial Statement with the full annual accounts, directors’ report and directors’ remuneration report and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 “The auditor’s statement on the summary financial statement” issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group’s full annual accounts describes the basis of our audit opinion on those accounts.

Opinion
In our opinion the Summary Financial Statement is consistent with the full annual accounts, directors’ report and directors’ remuneration report of Signet Group plc for the 52 weeks ended 31 January 2004 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants, Registered Auditor
London
24 March 2004

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Summary Financial Statement (continued)

Consolidated profit and loss account
for the 52 weeks ended 31 January 2004

		52 weeks ended	52 weeks ended
		31 January 2004	1 February 2003
			as restated (1)
		£m	£m

	Sales	1,617.2	1,608.0
	Cost of sales	(1,330.9)	(1,331.6)

	Gross profit	286.3	276.4
	Administrative expenses	(64.0)	(62.5)

	Operating profit	222.3	213.9
	Net interest payable and similar charges	(10.4)	(14.0)

	Profit on ordinary activities before taxation	211.9	199.9
	Tax on profit on ordinary activities	(74.7)	(70.8)

	Profit for the financial period	137.2	129.1
	Dividends	(43.2)	(36.1)

	Retained profit attributable to shareholders	94.0	93.0

Earnings per share	– basic	8.0p	7.5p
	– diluted	7.9p	7.5p

Summary consolidated balance sheet
at 31 January 2004

	31 January 2004	1 February 2003
		as restated (1)
	£m	£m

Fixed assets	219.6	225.3

Current assets:
Stocks	541.5	539.5
Debtors	339.5	345.9
Cash at bank and in hand	128.0	89.2

	1,009.0	974.6
Creditors: amounts falling due within one year	(332.0)	(324.9)

Net current assets	677.0	649.7

Total assets less current liabilities	896.6	875.0
Creditors: amounts falling due after more than one year	(157.2)	(189.1)
Provisions for liabilities and charges:
Deferred taxation	(5.4)	–
Other provisions	(6.4)	(7.5)

Total net assets	727.6	678.4

Capital and reserves – equity	727.6	678.4

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’.

18     Signet Group plc  Annual Review and Summary Financial Statement year ended 31 January 2004

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Summary consolidated cash flow statement
for the 52 weeks ended 31 January 2004

	52 weeks ended	52 weeks ended
	31 January 2004	1 February 2003
	£m	£m

Net cash inflow from operating activities	203.8	182.2
Net cash outflow from returns on investments and servicing of finance	(11.0)	(16.5)
Taxation paid	(69.0)	(57.3)
Net cash outflow from capital expenditure	(50.7)	(48.2)
Equity dividends paid	(36.7)	(30.8)
Proceeds from issue of shares	6.3	4.3

Change in net debt resulting from cash flows	42.7	33.7
Translation difference	17.5	27.9

Movement in net debt in the period	60.2	61.6
Opening net debt	(140.1)	(201.7)

Closing net debt	(79.9)	(140.1)

Segment information
	2004	2003
		as restated(1)
	£m	£m

Sales by origin and destination:
UK	501.0	473.6
US	1,116.2	1,134.4

	1,617.2	1,608.0

Operating profit:
UK – Trading	76.6	64.7
– Group central costs(2)	(5.7)	(6.0)

	70.9	58.7
US	151.4	155.2

	222.3	213.9

Net assets:
UK	209.9	126.2
US	597.6	692.3
Net debt	(79.9)	(140.1)

	727.6	678.4

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’.
(2)	Group central costs for 2002/03 include a charge of £0.5 million relating to an increase in the provision against an onerous lease of a dormant Group property.

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Summary Financial Statement (continued)

Summary directors’ report

Corporate governance
The Board considers that the Group complied with the Combined Code published by the London Stock Exchange and with “Internal Control: Guidance for Directors on the Combined Code” (“the Turnbull guidance”) throughout the year and up to the date of approval of the Annual Report & Accounts.

Business review
A review of performance during the year and likely future developments in the Group’s businesses are included on pages 2 to 16 and form part of this Summary directors’ report.

Dividend
The amount recommended to be paid by way of final dividend is set out in the Chairman’s statement on page 3. The proposed final dividend is to be paid on 2 July 2004 to those shareholders on the register of members on 4 June 2004.

Corporate social responsibility
Signet is committed to managing the social, ethical and environmental risks and responsibilities facing the Group. In 2003/04 the focus was on implementing the Kimberley Process (which regulates the trade in rough diamonds), improving the Group’s environmental management systems and reviewing the communications with stakeholders (see www.signetgroupplc.com for details).

Directors
James McAdam CBE, 73, Chairman, appointed in 1992. He was also Group Chief Executive from 1992 until March 2000. From 31 March 2001, while continuing as Chairman, he ceased to be a full-time executive. Mr. McAdam is the non-executive Chairman of Bisley Office Equipment Company Limited, Chairman of the British Clothing Industry Association Limited and Chairman of the British Apparel & Textile Confederation; he devotes approximately 25% of his time to these roles collectively.

Robert Blanchard*, 59, appointed in 2000. He was a Group Vice President of Procter & Gamble and President of its Global Skin Care and Cosmetics business until his retirement in 1999. He is a non-executive director of Best Buy Co. Inc. and Bandag Inc. Mr. Blanchard also serves as President of Strategic and Marketing Services, a consulting company he founded upon his retirement from Procter & Gamble.

Walker Boyd, 51, appointed Group Finance Director in 1995. He is a member of the Institute of Chartered Accountants of Scotland. From 1992 he was Finance Director of the Group’s UK division. Mr. Boyd was appointed a non-executive director of WH Smith PLC in March 2004.

Terry Burman, 58, appointed Group Chief Executive in March 2000. He is also Chief Executive Officer of the Group’s US division. Mr. Burman was appointed to the Board in 1996. Prior to joining the Group in 1995 he was Chief Executive Officer of Barry’s Jewelers, Inc.

Brook Land*, 55, appointed in 1995 and first elected to the Board in 1996. Until 1996 he was a senior partner of, and is now a consultant to, solicitors Nabarro Nathanson. He is also non-executive Chairman of RPS Group plc and Medal Entertainment & Media plc. Mr. Land was nominated as the senior independent director of Signet in June 2002.

Dale Hilpert*, 61, appointed in September 2003. He was Chief Executive of Williams-Sonoma, Inc. from April 2001 until his retirement in January 2003. Prior to this he was Chairman and Chief Executive of Foot Locker, Inc. (formerly the Venator Group, Inc.) which he joined as President and Chief Operating Officer in 1995.

Russell Walls*, 60, appointed in August 2002. He was Group Finance Director at BAA plc until his retirement in August 2002 and was the senior independent director of Hilton Group plc until May 2003. Mr. Walls is the senior independent director of Stagecoach Group plc. He is a Fellow of the Association of Chartered Certified Accountants.

Lee Abraham* retired from the Board with effect from 8 January 2004.

Richard Miller served as an alternate director until his retirement on 30 April 2003.

* Non-executive directors, all of whom satisfied the definitions of independence in the revised Combined Code and are viewed as independent by the Board.

Committees
Remuneration Robert Blanchard (Chairman), Russell Walls, Brook Land (until 31 March 2003 and from 7 January 2004) and Lee Abraham until 7 January 2004.

Audit Russell Walls (Chairman from 1 April 2003), Dale Hilpert (from 7 January 2004) and Brook Land (Chairman until 31 March 2003). Robert Blanchard was a member until 31 March 2003 and Lee Abraham was a member until 7 January 2004.

Nomination Brook Land (Chairman), Robert Blanchard and James McAdam. Russell Walls and Lee Abraham were members until 31 March 2003.

20     Signet Group plc  Annual Review and Summary Financial Statement year ended 31 January 2004

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Summary directors’ remuneration report

Information in sections and figures marked ß has been audited.

1. Remuneration policy
The Remuneration Committee believes that the Group’s remuneration policy must be based on sound, clearly stated principles which recognise the long term interests of the Group, its shareholders, and employees. In 2003, the Remuneration Committee formally adopted the following six principles:

(i)	Signet’s primary business objective should be to deliver results that consistently outperform the average of the industry sector.

(ii)	It is recognised that to consistently deliver above industry-average performance Signet will need to retain, and where necessary attract, executives of well above industry-average ability and leadership potential.

(iii)	It is also recognised that retaining, and where necessary recruiting, senior executives of this calibre will require that the Group provides above industry-average total remuneration.

(iv)	Therefore, Signet’s executive directors and other senior executives should be remunerated in a range beginning with the 51st and ending with the 75th percentiles of industry total remuneration, based on current surveys of relevant companies appropriate to the executive’s position and geographic location. The remuneration of each executive within this range will be based on performance (both of the Group and the individual executive), potential (i.e. the executive’s potential to grow in responsibility and performance), and scarcity (i.e. the availability of candidates to replace the executive should he/she leave the Group).

(v)	Total remuneration for executive directors and other senior executives should be highly geared towards performance with the proportion of “at risk” pay increasing disproportionately according to: a) the level of performance achieved, and b) the seniority of the executives and their ability to influence results. Excluding pensions there should be only one element of guaranteed remuneration, base salary. The performance related portion of total remuneration should reward short term and long term performance separately, with the potential level of payment being heavily weighted in favour of the latter. Short term achievement should be recognised through the annual bonus plan with long term achievement being recognised through executive share option awards and participation in long term incentive plans.

(vi)	Surveys will be undertaken on a regular basis to ensure that total remuneration packages remain in the percentile range described in (iv) above. Recognising that some 70% of Signet’s sales and profits are generated in the US, and that significant differences in remuneration practices exist between the US and the UK, separate surveys will be conducted in each country.

Details of share option plans and long term incentive plans are set out below:

(a) Share option plans
The Remuneration Committee believes that an executive share option plan is appropriate to execute the remuneration principles, and that a well constructed plan forms an important element in motivating executives to deliver the long term performance needed to generate strong returns to shareholders.

It is the policy of the Remuneration Committee that all employees, including directors, who satisfy certain qualifying conditions should have the opportunity to participate in the equity of the Company through a savings related share option scheme, and annual offers are normally made. Under the relevant legislation the exercise of these share options is not subject to performance criteria.

The performance condition for executive option grants made under the 2003 plans is that the annual rate of compound growth in earnings per share be more than 3% above inflation. Performance will be measured over three years, and may then be measured from the same start point to the end of the fourth and fifth year if not previously satisfied.

(b) Long term incentive plan (“LTIP”)
The Remuneration Committee believes that, in addition to the provision of share options, it is appropriate to operate an LTIP to encourage executive directors, senior members of the divisional executive management committees and certain other senior executives with a similar level of responsibility, to meet long term strategic and financial objectives set by the Board. The policy is to make annual awards subject to the general principles explained in paragraphs 1(iv) and 1(v) above. Vesting is dependent on the achievement of performance conditions set by the Committee at the time the awards are made.

Awards are subject to fulfilment of minimum performance conditions set at the time of the award as to:

•	compound annual growth in the profit before tax of the Group using a constant exchange rate (“Profit Growth”) and

•	the return on capital employed (“ROCE”) of the Group,

in each case over a fixed period of three successive financial years starting with the one in which the award was made. Nothing will

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Summary Financial Statement (continued)

Summary directors’ remuneration report (continued)

LTIP performance criteria
	2004/05 award	2003/04 award	2002/03 award	2001/02 award

Minimum performance for any vesting
Profit measure	Profit Growth in excess of threshold inflation level
ROCE measure	22.2%	21.0%	20.5%	20.5%

Profit growth performance measure
Profit growth rate – inflection point	10.0%	10.0%	10.0%	10.0%
Profit growth rate required for maximum vesting	15.0%	15.0%	15.0%	15.0%

ROCE performance measure
Specified ROCE required	23.2%	22.0%	21.5%	22.5%

be payable under the award unless both minimum performance conditions are achieved. The minimum Profit Growth is set at a threshold level based on inflation. The conditions were selected to ensure that awards would only vest provided that growth in profits exceeded the rate of inflation and that the business’s targeted ROCE is achieved. If the performance conditions are achieved the award will vest and its value will depend on the extent to which the minimum performance conditions are exceeded:

•	if Profit Growth exceeds the minimum threshold inflation level, the amount of the award will be calculated on a straight line basis from that level up to a specified inflection point and then at an accelerated rate up to a maximum.

•	if the minimum threshold inflation level of Profit Growth is achieved but the maximum award has not been earned by reference to Profit Growth, then, in addition to the percentage of base salary which has been earned on the above basis, the amount of the award earned on the basis of Profit Growth may be increased on the basis of the ROCE increase.

The table above shows the percentages and the inflection points which have been specified for the existing awards.

(c) Performance criteria
The Remuneration Committee believe that where performance criteria are used they should be:

•	easily understood,
•	able to be directly linked to the performance of the Group or relevant business unit and to be influenced by management’s’ own actions,
•	designed to motivate management to increase profitability significantly beyond the rate of inflation,
•	designed to incentivise senior management to make efficient use of capital and to increase shareholder value,
•	equity based for long term schemes, and
•	consistent with the overall objectives of the Group.

The criteria used to measure performance are based on the audited results of the Group (subject to minor adjustments that are approved by the Remuneration Committee) so as to provide clarity and objectivity.

(d) Service contracts
It is the policy of the Remuneration Committee that an executive director’s contract should be a one year rolling contract with the period of notice to terminate the contract to be given by either side not exceeding one year and that, if it is necessary to grant a longer period of notice when recruiting from outside the Group, this should reduce to a maximum of one year after an initial period.

(e) Early termination
The Remuneration Committee believes that the circumstances of early termination vary. Only in exceptional circumstances will explicit terms for compensation for early termination be included in contracts for new directors. Where no explicit compensation terms are included, departing directors or senior managers are expected to mitigate their loss within the framework of individual circumstances.

The Group Chief Executive has a rolling contract (dated 20 December 2000) with a US subsidiary, which can be terminated on one year’s notice in writing by either party. The Group Finance Director has a rolling service contract (dated 14 June 1995 and amended on 15 May 2000) with the Company, which can be terminated on one year’s notice in writing by either party and terminates on his 60th birthday. The service contracts for the Group Chief Executive and the Group Finance Director provide for termination payments in the cases of early termination by the Group or in the event of certain changes of control. In these circumstances the amount of termination payments due to the Group Chief Executive would equal, in summary, the aggregate of (i) 100% of his annual salary at the time of termination, (ii) 25% of his base salary in respect of pension and other benefits, (iii) his outstanding entitlement to a cash bonus under the annual bonus plan in respect of the proportion of the fiscal year prior to the

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effective date of termination, and (iv) a sum equal to a variable percentage (currently 80.6%) of the next cash bonus to which he would have become entitled under the annual bonus plan during the notice period. The amount of termination payments due to the Group Finance Director would equal, in summary, the aggregate of (i) his annual salary as at the time of termination, (ii) the market value of the contractual benefits in kind (including any pension contribution) to which he would have become entitled during the following 12 months, and (iii) all payments to which he would have become entitled under the annual bonus plan during the same 12 month period. Entitlement to any share option or LTIP awards is governed by the rules of the relevant scheme. The contracts contain confidentiality and non-competition clauses.

Directors’ emolumentsß

	Base salary or fees		Benefits(1)		Short term bonuses			Termination payments(2)		Total

	2004	2003	2004	2003	2004		2003	2004	2003	2004	2003
	£000	£000	£000	£000	£000		£000	£000	£000	£000	£000

Executive
James McAdam(3)	296	271	23	24	–		–	–	–	319	295
Chairman
Walker Boyd(3)	308	291	22	21	116	(4)	131	–	–	446	443
Group Finance Director
Terry Burman(3)(5)	714	743	26	30	360	(4)	444	–	–	1,100	1,217
Group Chief Executive
Ian Dahl(6)	–	184	–	15	–		–	–	304	–	503
former Chief Executive of UK division

Non-executive
Lee Abraham(7)	35	35	–	–	–		–	–	–	35	35
Robert Blanchard	38	35	–	–	–		–	–	–	38	35
Brook Land	38	35	–	–	–		–	–	–	38	35
Dale Hilpert(8)	17	–	–	–	–		–	–	–	17	–
Russell Walls(9)	38	18	–	–	–		–	–	–	38	18
David Wellings(10)	–	13	–	–	–		–	–	–	–	13

Total	1,484	1,625	71	90	476		575	–	304	2,031	2,594

The figures above represent emoluments earned as directors during the relevant financial year. Such emoluments are paid in the same financial year with the exception of bonuses, which are paid in the year following that in which they are earned.
(1)	Benefits incorporate all benefits arising from employment by the Group, which in the main relate to the provision of a company car and private health insurance.
(2)	On 30 September 2002 the former Chief Executive of the UK division, Ian Dahl, resigned giving 12 months notice. The Group opted to make his resignation effective immediately in accordance with the terms of his contract and made him a payment in February 2003 of £280,000 in lieu of notice. Signet also agreed to continue providing certain benefits that would have been payable had Ian Dahl remained in employment during his notice period, which amounted to £23,887 in total. No payments were made in respect of pensions. In accordance with the rules of the schemes the Remuneration Committee exercised its discretion to allow 434,211 executive share options, with an exercise price of 57.0p to become exercisable in May 2003 and the 2000 LTIP grant to vest in 2003. Under the LTIP grant a payment of £62,222 was paid and an option over 112,619 shares at an exercise price of £1 in total was granted. All other executive options and LTIP awards held by Ian Dahl were forfeited.
(3)	Following the 2004 reviews the Remuneration Committee increased the Group Chief Executive’s salary from $1,210,000 to $1,283,000 and that of the Group Finance Director from £310,000 to £330,000. The Chairman’s remuneration was increased from £300,000 to £327,000.
(4)	An annual bonus of 23% of base salary was paid to the Group Chief Executive and 17% to the Group Finance Director, reflecting the 6% increase in reported pre-tax profits. At constant exchange rates the Group achieved a 13% increase in pre-tax profits, which would have earned a bonus of 80% for the Group Chief Executive and 60% for the Group Finance Director. As the Remuneration Committee believes these executives should not be unfairly benefited or penalised by short term movements in exchange rates, it decided to award discretionary bonuses of 27% and 20.5% to the Group Chief Executive and Group Finance Director. The payments took the total bonus payment up to the target level set by the Remuneration Committee, being 50% for the Group Chief Executive and 37.5% for the Group Finance Director. Short term bonus targets will in future use constant exchange rates.
(5)	Terry Burman’s emoluments are specified and paid in US dollars and an average exchange rate of US$1.68 was used (2002/03: US$1.53).
(6)	Until his resignation on 30 September 2002.
(7)	Until his retirement on 8 January 2004.
(8)	From his appointment on 1 September 2003.
(9)	From his appointment on 1 August 2002.
(10)	Until his retirement on 13 June 2002.

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Summary Financial Statement (continued)

Summary directors’ remuneration report (continued)

(f) External consultants
The Remuneration Committee draws on external professional advice on a regular basis and makes use of relevant and reliable independent market surveys. In 2002/03 the Committee appointed Towers Perrin as advisers to assist it. Towers Perrin are not retained in any other capacity within the Group. In addition Addleshaw Goddard (to 8 July 2003), Herbert Smith (from 8 July 2003) and Weil, Gotshal & Manges (on US aspects) advise the Remuneration Committee on legal matters. These firms also provide general legal advice to Signet.

(g) Other matters
There are certain other policy matters which are the concern of the Remuneration Committee. These include base salary, annual bonus plan, pensions, companies used for comparison, and outside appointments of executive directors.

Pension benefits
The Chairman did not receive any pension provision. In 2003/04 the amount paid in respect of life assurance for him in the period was £19,100ß (2002/03: £19,100ß). The Group Chief Executive is a member of the Sterling Jewelers Inc. 401(k) Retirement Savings Plan and an unfunded, unqualified deferred compensation plan. Contributions made by Signet’s US division in respect of the Group Chief Executive during the period totalled £1,786ß (2002/03: £1,797ß) and £140,091ß (2002/03: £145,571ß), respectively.

Under the Group pension scheme the accumulated accrued pension entitlement at 31 January 2004, which would be paid annually on retirement based on service to the end of the year and excluding any increase for inflation, was £38,888ß for Walker Boyd. Supplemental payments of £41,760ß (2002/03: £38,787ß) in respect of Walker Boyd were paid by the Company to a funded unapproved retirement benefit scheme. Life assurance contributions for Walker Boyd totalled £2,508ß (2002/03: £2,127ß).

3. Directors’ interests
Except as set out in tables (a), (b) and (c), or in the notes under these tables, no director nor any member of any director’s immediate family had an interest in, or was granted or exercised any right to subscribe for, shares or debentures of the Company or any subsidiary, nor did any such right to subscribe lapse during the financial year, nor was there any change between the end of the financial year and 24 March 2004 in the interests of any director of the Company disclosed to the Company under the provisions of section 324 (duty of directors to disclose shareholdings in own company) as extended by section 328 (extension of section 324 to spouses and children) of the Companies Act 1985 nor in any right to subscribe for shares in, or debentures of, the Company. At 1 February 2003, 31 January 2004 and 24 March 2004, according to the register kept by the Company under section 325 of the Companies Act 1985, the directors held interests in the shares of the Company as indicated in tables (a), (b) and (c) below.

(a) Directors’ interests in share optionsß
	Number of shares under option
									Date from
	At start					At	Exercise		which	Expiry
Director	of year	Granted	Forfeited	Exercised		year end	price		exercisable	date

Walker Boyd(1)	3,047,593	530,919	–	–		3,578,512	55.04p	(2)	6.10.00 to	30.6.05 to
									14.7.06	13.7.13

Terry Burman(1)	7,026,619	4,293,810	–	(2,454,506)	(3)	8,865,923	$1.30	(2)	10.4.02 to	31.1.05 to
									14.7.06	13.7.12

James McAdam	1,963,492	–	–	–		1,963,492	46.19p	(2)	28.4.01 to	30.6.05 to
									1.1.05	31.3.09

All options were granted to directors while they were directors and the performance conditions are set out on pages 21 and 22.
(1)	The Remuneration Committee approved the grant of options to Terry Burman (five times salary) and Walker Boyd (one and a half times salary) on 23 March 2004.
(2)	These are weighted averages of the exercise prices per share for the options held at the year end.
(3)	Exercised on 9 September 2003 when the market price was 113.5p.The aggregate amount of gains made by the directors on the exercise of options during the year amounted to £1,934,651 (2002/03: £594,191).

24      Signet Group plc  Annual Review and Summary Financial Statement year ended 31 January 2004

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As explained on page 21 the value of the awards that vest under the 2000 LTIP depends upon the extent to which the performance conditions are met. The awards are also capped by reference to a percentage of the recipient’s base salary.

The Group operates the Signet Group Qualifying Employee Share Trust (“QUEST”) which is currently used in connection with the

Sharesave Scheme, and the Signet Group Employee Share Trust (“ESOT”). Walker Boyd and James McAdam, at 1 February 2003, 31 January 2004 and 24 March 2004, were, in common with all other UK employees of the Group, deemed to have an interest in the shares held by the QUEST and the ESOT. No director had been granted any specific interest in such shares other than options held by them under a savings related share option scheme.

(b) Directors’ interests in LTIPsß

		Awards subject to				Awards where the performance
		performance conditions				condition has been satisfied(1)

										Option		Cash and				Expiry of
		Cash		Option		Cash		Option		portion		options total		Cash and		award or
	Date of	portion		portion		portion		portion		(current		current		options total		vested
	award	(grant value)	(2)	(number)	(2)	(grant value)	(3)	(number)	(3)	value)	(4)	value	(4)(5)	value vested	(6)	option
Director		£				£				£		£		£

Walker Boyd(7)
2000/01 award(8)	19.7.00	–		–		–		–		–		–		176,533		18.7.10
2001/02 award(8)	4.5.01	–		–		65,410		87,504		94,505		159,915		–		3.5.11
2002/03 award(8)	26.4.02	77,500		64,049		–		–		–		146,673		–		–	(9)
2003/04 award	2.5.03	77,500		92,814		–		–		–		177,739		–		–	(9)

Awards at end of year		155,000		156,863		65,410		87,504		94,505		484,327		176,533

Terry Burman(7)
2000/01 award(8)	19.7.00	–		–		–		–		–		–		630,886		18.7.10
2001/02 award(8)	4.5.01	–		–		201,623		344,941		372,537		574,160		–		3.5.11
2002/03 award(8)	26.4.02	230,163		240,005		–		–		–		489,369		–		–	(9)
2003/04 award	2.5.03	230,163		316,318		–		–		–		571,787		–		–	(9)

Awards at end of year		460,326		556,323		201,623		344,941		372,537		1,635,316		630,886

All grants were made to directors while they were directors and the performance conditions relating to the awards are set out on pages 21 and 22.
(1)	In respect of the 2001/02 awards the Group performance achieved was a growth in profit before tax of 12.3% per annum and a ROCE of 24.0%. This resulted in 87.6% of the award vesting for the Group Chief Executive and 84.4% for the Group Finance Director.
(2)	Assumes maximum performance conditions satisfied and is calculated using salary at 24 March 2004, a share price at the time of grant in 2002 of 121.0p and in 2003 of 83.5p and in the case of Terry Burman an exchange rate of $1.84.
(3)	Calculated using salary at 24 March 2004 and a share price at the time of grant in 2001 of 74.75p. The LTIP payment is made in the year following the last year in respect of which the performance condition was set.
(4)	Calculated using share price as at 24 March 2004 of 108.0p.
(5)	Cash portion plus option portion value at 24 March 2004. For awards where the level of performance is currently unknown, no payment, or a reduced payment may be made. In respect of awards where the performance is known the base salary may be different at the date of vesting.
(6)	Vesting took place on 15 April 2003, and the cash portion was worth £73,750 and £256,369 respectively for Walker Boyd and Terry Burman. The option interest was over 133,484 shares for Walker Boyd and 486,384 shares for Terry Burman and are included in the table of directors’ interests in share options on page 24. The share price on the day of vesting was 77p. For Terry Burman an exchange rate of $1.57 was used.
(7)	The Remuneration Committee approved grants of LTIP awards to Terry Burman (maximum of 70% of salary at vesting) and Walker Boyd (maximum of 50% of salary at vesting) on 23 March 2004.
(8)	Awards at start of year.
(9)	Expiry dates of awards will be known within 60 days after the announcement of the preliminary results for the last financial year in the performance period.

Signet Group plc  Annual Review and Summary Financial Statement year ended 31 January 2004      25

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Summary Financial Statement (continued)

Summary directors’ remuneration report (continued)

(c) Directors’ interests in shares

	Number of shares

	At start	At end	At 24 March
Director	of year	of year	2004

Lee Abraham(1)	75,000	75,000	–
Robert Blanchard	6,360	6,360	6,360
Walker Boyd	433,495	433,495	433,495
Terry Burman	322,266	460,866	460,866
Dale Hilpert	–	–	–
Brook Land	25,000	25,000	25,000
James McAdam(2)	242,088	242,088	242,088
Russell Walls	4,000	4,000	4,000

(1)	Until his retirement as a director on 8 January 2004.
(2)	22,000 of those shares held were, at each date, held by James McAdam’s wife in trust for their grandchildren and, while James McAdam is taken to have an interest in them for Companies Act purposes, neither he nor his wife has a beneficial interest in them.

The Company’s register of directors’ interests, which is open to inspection at the registered office, contains full details of directors’ shareholdings and share options.

4. Share price
The middle market price of a Signet share on the London Stock Exchange was 94.5p on 31 January 2004 and was 75.0p on 1 February 2003. During the 52 weeks ended 31 January 2004, the middle market prices on the London Stock Exchange ranged between a low of 66.0p and a high of 114.5p. On 24 March 2004 the middle market price was 108.0p.

5. Total shareholder return (“TSR”)
The graph below (left) shows the cumulative annual total return (share price movement and dividends) to shareholders of the Group since 30 January 1999 based on the 30 day average of value of the share price compared to the FTSE 350 index. This index was chosen as a suitable comparator as it is a major market index of which the Group is a member. Also shown on a similar basis on the graph below (right), is the Group’s performance compared to the FTSE general retail sector.

Five year historical TSR performance

Growth in the value of a hypothetical £100 holding over five years

FTSE 350 (excluding investment trusts) comparison based on 30 trading day average values

Five year historical TSR performance

Growth in the value of a hypothetical £100 holding over five years

FTSE general retailers index comparison based on 30 trading day average values

26      Signet Group plc  Annual Review and Summary Financial Statement year ended 31 January 2004

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Shareholder information

UK shareholders
Enquiries concerning the following matters should be addressed to:

Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent BR3 4TU
Telephone: 0870 162 3100
Telephone (overseas): +44 208 639 2157
e-mail: ssd@capitaregistrars.com
web site: www.capitaregistrars.com

•	Dividend payments
•	Dividend mandate instructions
•	Dividend reinvestment plan
•	Loss of share certificates
•	Notification of change of address or name
•	Transfer of shares to another person
•	Amalgamation of shareholdings: if you receive more than one copy of the Annual Review, you may wish to amalgamate your accounts on the share register.

US shareholders
The Company is subject to the regulations of the United States Securities and Exchange Commission (“SEC”) as they apply to foreign private issuers, and will file with the SEC its Annual Report on Form 20-F and other information as required. The shares of 0.5p each in Signet Group plc are quoted on the NASDAQ National Market (symbol: SIGY) in the form of ADSs, each of which represents 30 shares. The ADS programme is administered on behalf of the Company by The Bank of New York and enquiries should be addressed to:

The Bank of New York
Investor Services
P.O. Box 11258, Church Street Station
New York, NY 10286-1258
Telephone toll-free from US: +1 888 269 2377
Telephone from outside US: +610 382 7836
e-mail: shareowners@bankofny.com
web site: www.stockbny.com

To obtain copies of the full Annual Report & Accounts in the US, call The Bank of New York.

Under recently enacted US tax legislation the rate of US federal income tax on dividends received by individual US shareholders from qualified foreign corporations is reduced to 15%. Dividends paid by the Group to individual US holders of shares or American Depositary Shares (ADSs) should qualify for this preferential dividend tax treatment. The change in legislation only applies to individuals subject to US federal income taxes and therefore the tax position of UK shareholders is unaffected. Individual US holders are urged to consult their tax advisers regarding the application of this recent US tax legislation to their particular circumstances.

Registered office
Zenith House
The Hyde
London NW9 6EW
Telephone: 0870 909 0301

Investor Relations
Timothy Jackson
Investor Relations Director
Telephone: 0870 909 0301
e-mail: investorrelations@signet.co.uk

Company Secretary
Mark Jenkins
Company Secretary
Zenith House
The Hyde
London NW9 6EW
Telephone: 0870 909 0301
e-mail: companysecretary@signet.co.uk

Corporate web site
Further information about the Group including the Annual and Interim Reports, public announcements and share price data is available in electronic format from the Group’s corporate web site at www.signetgroupplc.com.

Unsolicited mail
As the Company’s share register is, by law, open to public inspection, shareholders may receive unsolicited mail from organisations that use it as a mailing list. To limit the amount of unsolicited mail you receive, write to:

Mailing Preference Service
FREEPOST 22
London W1E 7EZ

Annual general meeting
The annual general meeting is to be held at 12 noon on 9 June 2004 at The Café Royal, 68 Regent Street, London W1B 5EL. A description of the business to be transacted at the annual general meeting is included with the notice of the meeting.

Signet Group plc  Annual Review and Summary Financial Statement year ended 31 January 2004      27

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Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period to period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this document. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the recalculation of sales, operating profit, profit before tax, earnings per share and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

							2002/03	Growth
				Growth	Impact of		at constant	at constant
	2003/04	2002/03	(1)	at actual	exchange rate		exchange rates	exchange rates
		as restated		exchange rates	movement		(non-GAAP)	(non-GAAP)
	£m	£m		%	£m		£m	%

Sales by origin and destination
UK	501.0	473.6		5.8	–		473.6	5.8
US	1,116.2	1,134.4		(1.6)	(101.2)		1,033.2	8.0

	1,617.2	1,608.0		0.6	(101.2)		1,506.8	7.3

Operating profit:
UK – Trading	76.6	64.7		18.4	–		64.7	18.4
– Group central costs	(5.7)	(6.0)		n/a	–		(6.0)	n/a

	70.9	58.7		n/a	–		58.7	n/a
US	151.4	155.2		(2.4)	(13.9)		141.3	7.1

	222.3	213.9		3.9	(13.9)		200.0	11.2

Profit before tax	211.9	199.9		6.0	(12.4)		187.5	13.0

Earnings per share	8.0p	7.5p		6.7	(0.4	)p	7.1p	12.7

			Impact of	At constant
	31 January	1 February	exchange rate	exchange rates
	2004	2003	movement	(non-GAAP)
	£m	£m	£m	£m

Net debt	(79.9)	(140.1)	17.5	(122.6)

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’.

28     Signet Group plc  Annual Review and Summary Financial Statement year ended 31 January 2004

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Five year financial summary

	2003/04	2002/03	2001/02		2000/01		1999/00
		as restated (1)	as restated	(1)(2)	as restated	(1)(3)	as restated	(1)(3)
	£m	£m	£m		£m		£m

Sales	1,617.2	1,608.0	1,578.1		1,387.3		1,136.5

Operating profit	222.3	213.9	198.8		176.8		137.3
Net interest payable	(10.4)	(14.0)	(15.0)		(12.7)		(8.7)

Profit before tax	211.9	199.9	183.8		164.1		128.6
Taxation	(74.7)	(70.8)	(63.4)		(52.5)		(38.6)

Profit for the period	137.2	129.1	120.4		111.6		90.0

Earnings per share(4)	8.0p	7.5p	7.1p		6.7p		5.4p
Dividend per share	2.501p	2.110p	1.789p		1.625p		1.450p

Capital expenditure	50.9	49.5	59.8		56.2		39.3
Investment in fixed and working capital	109.8	121.3	108.1		132.0		83.2
Depreciation and amortisation	40.4	37.8	34.7		30.6		27.8
Net debt	79.9	140.1	201.7		229.1		91.6
Shareholders’ funds	727.6	678.4	683.7		583.0		470.4

Gearing(5)	11.0%	20.7%	29.5%		39.3%		19.5%
Return on capital employed(6)	24.8%	24.1%	23.6%		25.7%		24.6%

Store numbers (at end of period):
US	1,103	1,050	1,025		999		827
UK	604	610	606		605		606
Percentage increase in like for like sales:
US	5%	5%	1%		6%		11%
UK	6%	5%	9%		9%		5%
Average sales per store (£’000s)(7):
US	1,040	1,088	1,125		1,117		939
UK	824	747	735		665		613

Number of employees (full-time equivalents)	14,502	14,160	13,525		12,520		11,450

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’.
(2)	53 week year. The impact of the additional week on sales was £22.4 million, operating profit £4.0 million, net interest payable £0.4 million and profit before tax £3.6 million.
(3)	Restated for the implementation in 2001/02 of FRS 19 – ‘Deferred Tax’.
(4)	Profit attributable to shareholders divided by the weighted average number of shares in issue.
(5)	Net debt as a percentage of shareholders’ funds.
(6)	Operating profit divided by monthly average capital employed.
(7)	Including only stores operated for the full financial period.

Signet Group plc  Annual Review and Summary Financial Statement year ended 31 January 2004     29

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